Exhibit 99.72

News Release July 29, 2025

Santacruz Silver Produces 3,547,054 Silver Equivalent Ounces in Q2 2025

Including 1,423,081 ounces of silver and 21,148 tonnes of zinc

Vancouver, B.C. – Santacruz Silver Mining Ltd. (TSX.V:SCZ) (OTCQX:SCZMF) (FSE:1SZ) (“Santacruz” or the “Company”) reports its Q2 2025 production results from its Bolivar mine, Porco mine, Caballo Blanco Group of mines (“Caballo Blanco”) and the San Lucas Group which includes the Reserva Mina and the San Lucas feed sourcing business (“San Lucas”), all located in Bolivia, and the Zimapan mine located in Mexico.

Q2 2025 Production Highlights:

Silver Equivalent Production: 3,547,054 silver equivalent ounces

Silver Production: 1,423,081 ounces

Zinc Production: 21,148 tonnes

Lead Production: 2,773 tonnes

Copper Production: 229 tonnes

Underground Development: 11,531 meters

Arturo Préstamo, Executive Chairman and CEO of Santacruz, commented, “Santacruz maintained robust and stable production levels during the second quarter of 2025, and, notably, San Lucas reaffirmed its strategic importance within the Company this quarter, successfully compensating for the slower production from the Bolivar mine. From Q1 2025 to Q2 2025, consolidated throughput remained stable, increasing slightly by 2%; however, consolidated silver equivalent production decreased by 4%, with silver ounces declining 11%. The reductions were primarily driven by flooding at the Bolivar mine, which was caused by an unexpected water inflow event that temporarily exceeded the system’s designed pumping capacity. As a result, access to the high-grade Pomabamba and Nane silver stopes at the Bolivar mine was suspended. The water overflow has now been resolved, and work on both stopes is gradually being restored to normal. Consolidated Zinc production was roughly unchanged, with a slight 2% decrease. Looking at the second half of the year, we remain focused on maximizing silver production and metallurgical recoveries across all our operations, an approach that is especially important in today’s favorable silver price environment.”

Production Summary – Total

Production Table	2025 Q2	2025 Q1	Change Q2 vs Q1	2024 Q2	Change Q2 vs Q2	2025 YTD	2024 YTD	Change ‘25 YTD vs ‘24 YTD
Material Processed (tonnes milled)	480,863	471,773	2%	500,755	(4%)	952,637	971,503	(2%)
Silver Equivalent Produced (ounces) (1)	3,547,054	3,688,129	(4%)	4,166,364	(15%)	7,235,183	8,042,752	(10%)

Production
Silver (ounces)	1,423,081	1,590,063	(11%)	1,671,359	(15%)	3,013,144	3,253,308	(7%)
Zinc (tonnes)	21,148	20,719	2%	25,052	(16%)	41,868	47,899	(13%)
Lead (tonnes)	2,773	2,718	2%	2,908	(5%)	5,491	5,861	(6%)
Copper (tonnes)	229	279	(18%)	539	(19%)	507	539	(6%)

(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $31.41/oz, $2,775.53/t, $2,085.90/t and $9,762.69/t for silver, zinc, lead and copper respectively applied to the metal production divided by the silver price as stated here.

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Bolivar Mine

Bolivar Production Table (1)	2025 Q2	2025 Q1	Change Q2 vs Q1	2024 Q2	Change Q2 vs Q2	2025 YTD	2024 YTD	Change ‘25 YTD vs ‘24 YTD
Material Processed (tonnes milled)	54,803	62,356	(12%)	72,151	(24%)	117,159	144,952	(19%)
Silver Equivalent Produced (ounces) (2)	601,516	786,299	(24%)	904,204	(33%)	1,387,815	1,803,560	(23%)

Production
Silver (ounces)	304,468	421,039	(28%)	427,665	(29%)	725,507	853,421	(15%)
Zinc (tonnes)	3,225	3,983	(19%)	5,168	(38%)	7,208	10,231	(30%)
Lead (tonnes)	182	201	(9%)	300	(39%)	383	694	(45%)

Average Grade
Silver (g/t)	190	237	(20%)	207	(8%)	215	203	6%
Zinc (%)	6.52	7.00	(7%)	7.83	(17%)	6.77	7.75	(13%)
Lead (%)	0.44	0.47	(6%)	0.57	(22%)	0.46	0.65	(30%)

Metal Recovery
Silver (%)	91	89	3%	89	2%	90	90	(1%)
Zinc (%)	90	91	(1%)	92	(1%)	91	91	0%
Lead (%)	75	68	10%	73	3%	71	73	(3%)

(1)	Bolivar is presented at 100% whereas the Company records 45% of revenues and expenses in its consolidated financial statements.
(2)	Silver Equivalent Produced (ounces) have been calculated using prices of $31.41/oz, $2,775.53/t and $2,085.90/t for silver, zinc and lead respectively applied to the metal production divided by the silver price as stated here.

Q2 2025 vs Q1 2025

Silver equivalent production decreased by 24% due to a 12% decline in tonnes processed; silver ounces declined by 28% and zinc by 19%. These reductions stem from a mid-May water inflow that flooded the Pomabamba South and Nané high grade areas, cutting access to planned stopes and lowering average head grades (silver -20%, zinc -7%). A modest gain in silver recoveries (+3%) only partially offset the impact of lower grades, while zinc recoveries were essentially flat (-1%). San Lucas’ flexible sourcing model has mitigated a significant portion of Bolivar’s production shortfall, helping sustain overall throughput and revenues until the affected areas are fully restored.

Q2 2025 vs Q2 2024

Silver equivalent production was 33% lower year over year driven by a 24% decline in material processed; silver output dropped by 29% and zinc by 38%. The water inflow event described above limited mining flexibility and access to higher grade stopes, which resulted in weaker head grades (silver -8%, zinc -17%). Weaker head grades were marginally offset by improved silver recoveries (+2%) while zinc recoveries remained stable (-1%). San Lucas’ flexible sourcing model has mitigated a significant portion of the Bolívar shortfall, helping sustain overall throughput and revenues until operations in the affected areas are fully restored.

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Porco Mine

Porco Production Table (1)	2025 Q2	2025 Q1	Change Q2 vs Q1	2024 Q2	Change Q2 vs Q2	2025 YTD	2024 YTD	Change ‘25 YTD vs ‘24 YTD
Material Processed (tonnes milled)	49,152	47,501	3%	51,307	(4%)	96,653	102,169	(5%)
Silver Equivalent Produced (ounces) (2)	360,841	367,523	(2%)	454,364	(21%)	728,364	921,264	(21%)

Production
Silver (ounces)	105,901	120,537	(12%)	151,258	(30%)	226,438	327,694	(31%)
Zinc (tonnes)	2,786	2,674	4%	3,276	(15%)	5,460	6,436	(15%)
Lead (tonnes)	132	161	(18%)	205	(36%)	293	374	(22%)

Average Grade
Silver (g/t)	79	98	(20%)	105	(25%)	88	117	(25%)
Zinc (%)	6.03	5.99	1%	6.76	(11%)	6.01	6.74	(11%)
Lead (%)	0.41	0.46	(11%)	0.52	(21%)	0.44	0.49	(11%)

Metal Recovery
Silver (%)	85	81	6%	88	(3%)	83	85	(3%)
Zinc (%)	94	94	0%	94	0%	94	93	1%
Lead (%)	65	73	(11%)	77	(15%)	69	74	(7%)

(1)	Porco is presented at 100% whereas the Company records 45% of revenues and expenses in its consolidated financial statements.
(2)	Silver Equivalent Produced (ounces) have been calculated using prices of $31.41/oz, $2,775.53/t and $2,085.90/t for silver, zinc and lead respectively applied to the metal production divided by the silver price as stated here.

Q2 2025 vs Q1 2025

Material processed increased by 3%, while silver equivalent production remained roughly the same. Silver production declined 12% due to a 20% decrease in head grades that was offset by a 6% improvement in recoveries. Zinc production grew 4% with stable head grades (-1%) and recoveries (nil %). The offsetting movement between silver grades and recoveries limited the impact on overall silver equivalent ounces.

Q2 2025 vs Q2 2024

Material processed decreased by 4%, and silver equivalent production declined by 21%. Silver output was down 30% due to a 25% drop in silver head grades and a 3% decrease in recoveries. Zinc production fell 15% due to lower head grades (-11%) and recoveries remained consistent.

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Caballo Blanco Group

Caballo Blanco Group Production Table (1)	2025 Q2	2025 Q1	Change Q2 vs Q1	2024 Q2	Change Q2 vs Q2	2025 YTD	2024 YTD	Change ‘25 YTD vs ‘24 YTD
Material Processed (tonnes milled)	57,773	51,648	12%	83,661	(31%)	109,421	156,123	(30%)
Silver Equivalent Produced (ounces) (2)	685,479	659,208	4%	832,229	(18%)	1,344,687	1,573,124	(15%)

Production
Silver (ounces)	294,786	313,266	(6%)	318,520	(7%)	608,052	603,330	1%
Zinc (tonnes)	3,974	3,549	12%	5,331	(25%)	7,523	10,034	(25%)
Lead (tonnes)	595	486	22%	641	(7%)	1,082	1,252	(14%)

Average Grade
Silver (g/t)	168	202	(17%)	133	27%	184	134	37%
Zinc (%)	7.32	7.28	0%	6.96	5%	7.30	7.00	4%
Lead (%)	1.23	1.15	7%	1.04	18%	1.19	1.07	11%

Metal Recovery
Silver (%)	94	93	1%	89	6%	94	90	5%
Zinc (%)	94	94	0%	92	3%	94	92	3%
Lead (%)	84	82	2%	74	13%	83	75	11%

(3)	The Caballo Blanco Group consists of the Colquechaquita and Tres Amigos mines.
(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $31.41/oz, $2,775.53/t and $2,085.90/t for silver, zinc and lead respectively applied to the metal production divided by the silver price as stated here.

Q2 2025 vs Q1 2025

Material processed increased by 12%, while silver equivalent production increased by 4%; the lower relative growth is due to reduced silver head grades (-17%) that were partially offset by slightly higher recoveries (1%). Silver production decreased 6% due to the grade variance. Zinc production increased 12% with stable grades and recoveries.

Q2 2025 vs Q2 2024

Results between quarters are not directly comparable because prior-year figures included three mines, whereas current performance reflects only Colquechaquita and Tres Amigos following the reorganization in which Reserva mine production was 100% dedicated to the San Lucas processing facility starting in the second quarter of 2024. Material processed decreased by 31%, yet silver equivalent production declined by only 18%, indicating improved efficiency. Silver output decreased by 7% as materially higher silver head grades (+27%) and improved recoveries (+6%) were offset by lower tonnes processed; this, combined with the positive trend in silver prices, supported revenues. Zinc production decreased 25% due to lower throughput, partly mitigated by modest improvements in zinc head grades (+5%) and recoveries (+3%).

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San Lucas Group

San Lucas Group Production Table	2025 Q2	2025 Q1	Change Q2 vs Q1	2024 Q2	Change Q2 vs Q2	2025 YTD	2024 YTD	Change ‘25 YTD vs ‘24 YTD
Material Processed (tonnes milled)	94,973	86,695	10%	83,900	13%	181,669	153,121	19%
Silver Equivalent Produced (ounces) (1)	940,457	858,514	10%	1,026,334	(8%)	1,798,971	1,904,515	(6%)

Production
Silver (ounces)	319,634	295,021	8%	364,607	(12%)	614,655	659,605	(7%)
Zinc (tonnes)	6,643	6,015	10%	7,150	(7%)	12,658	13,429	(6%)
Lead (tonnes)	509	481	6%	450	13%	990	877	13%

Average Grade
Silver (g/t)	124	123	1%	165	(25%)	123	162	(24%)
Zinc (%)	7.81	7.65	2%	9.31	(16%)	7.73	9.58	(19%)
Lead (%)	0.90	0.84	8%	0.86	5%	0.87	0.91	(4%)

Metal Recovery
Silver (%)	85	86	(2%)	82	3%	85	83	3%
Zinc (%)	90	91	(1%)	91	(2%)	90	92	(2%)
Lead (%)	59	66	(10%)	62	(4%)	62	63	(1%)

(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $31.41/oz, $2,775.53/t and $2,085.90/t for silver, zinc and lead respectively applied to the metal production divided by the silver price as stated here.

Q2 2025 vs Q1 2025

The San Lucas ore sourcing and trading business operates under a margin-based business model that maintains contribution margins by aligning ore purchase costs with its metallurgical content. Material processed increased by 10% and silver equivalent production grew proportionally by 10%, reflecting stable metallurgical performance. Silver output rose by 8% with stable head grades (1%) and slightly lower recoveries (-2%). Zinc production increased 10% due to marginal improvements in head grades (2%) and stable recoveries (-1%). San Lucas also fulfilled its strategic role by supporting overall Group mill utilization and helping to offset part of the impact from the temporary water flood event at Bolívar.

Q2 2025 vs Q2 2024

The San Lucas ore sourcing and trading business operates under a margin-based business model that maintains contribution margins by aligning ore purchase costs with its metallurgical content. Material processed increased 13%; however, silver equivalent production decreased 8% as lower silver head grades (-25%) more than offset a 3% improvement in recoveries. Silver output declined 12% on the same grade trend. Zinc production decreased by 7% due to lower head grades (-16%) and stable recoveries (-2%). Through flexible sourcing, San Lucas continued to preserve margins and provided strategic support to mitigate the temporary disruption at Bolivar during the period.

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Zimapan Mine

Zimapan Production Table	2025 Q2	2025 Q1	Change Q2 vs Q1	2024 Q2	Change Q2 vs Q2	2025 YTD	2024 YTD	Change ‘25 YTD vs ‘24 YTD
Material Processed (tonnes milled)	224,162	223,573	0%	209,735	7%	447,735	415,139	8%
Silver Equivalent Produced (ounces) (1)	958,761	1,016,585	(6%)	949,233	1%	1,975,347	1,840,289	7%

Production
Silver (ounces)	398,293	440,199	(10%)	403,309	(3%)	838,492	809,259	4%
Zinc (tonnes)	4,521	4,498	1%	4,127	10%	9,019	7,769	16%
Lead (tonnes)	1,354	1,389	(3%)	1,312	3%	2,744	2,663	3%
Copper (tonnes)	229	279	(18%)	284	(19%)	507	539	(6%)

Average Grade
Silver (g/t)	77	80	(3%)	80	(3%)	79	81	(3%)
Zinc (%)	2.62	2.56	2%	2.46	7%	2.59	2.38	9%
Lead (%)	0.80	0.72	11%	0.73	10%	0.76	0.78	(3%)
Copper (%)	0.22	0.26	(14%)	0.30	(25%)	0.24	0.29	(18%)

Metal Recovery
Silver (%)	71	77	(7%)	76	(6%)	74	75	(1%)
Zinc (%)	77	79	(2%)	80	(4%)	78	79	(1%)
Lead (%)	76	86	(12%)	86	(12%)	81	83	(2%)
Copper (%)	45	48	(5%)	45	0%	47	44	6%

(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $31.41/oz, $2,775.53/t, $,2085.90/t and $9,762.69/t for silver, zinc, lead and copper respectively applied to the metal production divided by the silver price as stated here.

Q2 2025 vs Q1 2025

Throughput was stable (nil%) while silver equivalent production decreased 6%. Silver output fell 10% due to a 7% drop in recoveries and slightly lower head grades (-3%). Zinc production was stable (+1%) with marginally higher head grades (+2%) offset by a slight decrease in recoveries (-2%).

Q2 2025 vs Q2 2024

Material processed increased by 7%, and silver equivalent production improved by 1%, as a higher zinc contribution offset slightly lower silver production. Silver production decreased 3% due to modestly lower head grades (-3%) and a decrease in recoveries (-6%). Zinc production increased by 10%, supported by a 7% rise in head grades.

Qualified Person

Garth Kirkham, P.Geo., an independent consultant to the Company, is a qualified person under NI 43-101 and has approved the scientific and technical information contained within this news release.

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About Santacruz Silver Mining Ltd.

Santacruz Silver is engaged in the operation, acquisition, exploration, and development of mineral properties across Latin America. In Bolivia, the Company operates the Bolivar, Porco, and Caballo Blanco mining complexes, with Caballo Blanco comprising the Tres Amigos and Colquechaquita mines. The Reserva mine, whose production is provided to the San Lucas ore sourcing and trading business, is also located in Bolivia. Additionally, the Company oversees the Soracaya exploration project. In Mexico, Santacruz operates the Zimapán mine.

‘signed’

Arturo Préstamo Elizondo,

Executive Chairman and CEO

For further information please contact:

Arturo Préstamo

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +52 81 83 785707

Andrés Bedregal

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

This news release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends”, “expects” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or will “potentially” or “likely” occur. This information and these statements, referred to herein as “forward-looking statements”, are not historical facts, are made as of the date of this news release and include without limitation, cost reduction and enhanced metallurgical recovery (particularly of silver) in 2025.

These forward-looking statements involve numerous risks and uncertainties and actual results might differ materially from results suggested in any forward-looking statements. These risks and uncertainties include, among other things, risks related to changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation, as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedarplus.ca.

In making the forward-looking statements in this news release, the Company has applied several material assumptions, including without limitation, the assumption that the Company’s capital investments will result in reduced costs and enhanced metallurgical recovery.

There can be no assurance that any forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader should not place any undue reliance on forward-looking information or statements. The Company undertakes no obligation to update forward-looking information or statements, other than as required by applicable law.

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